FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|                             Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|                             No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated October 30, 2003 (Sun Media Corporation).

For Immediate Release	Page 1 of 2

PROPOSED ANNOUNCEMENT PRIOR TO CLOSING

Toronto, October 30, 2003 - Sun Media Corporation is pleased to announce that it has entered into an agreement to acquire the newspaper operations of Annex Publishing & Printing Inc. for an undisclosed amount.

The newspaper operations are based in southern Ontario, and include 2 daily newspapers, 1 semi-weekly publication, 6 weeklies and 2 shoppers, as well as a commercial web printing operation. The publications are: Simcoe Reformer, The Woodstock Sentinel-Review, The Tillsonburg News, Tillsonburg Independent News, The Oxford Review, The Tuesday Times Reformer, The Delhi News-Record, The Ingersoll Times, Norwich Gazette, Lakeshore Shopper and Oxford Shopping News.

“The purchase of these newspapers in southern Ontario reflects our continuing efforts to strengthen our geographic clusters in those markets where we are strong,” stated Mr. Pierre Francoeur, President and Chief Executive Officer of Sun Media Corporation. “These newspapers are very well managed publications, and we look forward to welcoming the management, staff and newspapers to our Sun Media family.”

“I’m delighted that Sun Media is acquiring our publications,” said Mr. Mike Fredericks, President and Chief Executive Officer of Annex Publishing & Printing Inc. “Their long standing commitment to community publishing and their deep resources provide me with great confidence that they will build on our papers and support our rural communities.”

The transaction is scheduled to close on November 3, 2003.

Sun Media Corporation, a wholly owned subsidiary of Quebecor Media Inc., is Canada’s second largest newspaper publishing company with daily newspapers in 8 of the top 11 markets in Canada. Sun Media publishes a total of 16 dailies as well as 178 community weeklies and specialty publications across Canada. Sun Media is also a partner in CablePulse24, a 24-hour television news station serving southern Ontario.

For further information, please contact:

Luc Lavoie Executive Vice-President, Corporate Affairs Quebecor Inc. Office: (514) 380-1974 Cell.:(514) 236-8742 lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. /S/ Claudine Tremblay ————————————————— By: Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: October 30, 2003